Exhibit 99.1

2 November 2021

MATERIALS AVAILABLE FOR BURFORD CAPITAL INVESTOR EVENT

Burford Capital Limited, the leading global finance and asset management firm focused on law, will host an event for investors and analysts today, November 2, 2021, from 10.00am-12.30pm EDT / 2.00-4.30pm GMT / 3.00-5.30pm CET. A presentation will be available shortly before the start of the investor event at www.burfordcapital.com/shareholders.

The following key themes will be discussed:

•	Portfolio expected to generate significant gains: Returns have been rising as matter size has increased and as experience and data have continued to improve outcomes. Our internal model suggests the current core balance sheet portfolio ex-YPF can generate cash proceeds of $3.4 billion and realized gains of $2.0 billion, plus $360 million of asset management performance fee income.[1]
•	Continued opportunities for growth: Burford has led the industry in product development and continues to innovate today. It has implemented a successful expansion strategy to drive incremental business in current markets and expand geographically.
•	Strongly positive asymmetry to returns: Our capital provision assets typically have much greater upside than downside.
•	Focused on sustainable shareholder profitability: Our five-year rolling return on tangible equity has exceeded 20% for each of the last four years, suggestive of a sustainable long-term level.[2]

The event will be broadcast via real-time webcast to registrants through the following link: https://burford-capital-2021-investor-day.open-exchange.net/registration. Webcast registrants will also be able to view the investor event through a replay facility available at the same link shortly after the event’s conclusion.

1 Calculation derived from our internal modeling of individual matters and of our portfolio as a whole. These data are not a forecast of future results. The inherent volatility and unpredictability of legal finance assets precludes forecasting and limits the predictive nature of our internal models. The inherent nature of probabilistic modeling is that actual results will differ from the modeled results, and such differences could be material.

2 Return on tangible common equity is annual Burford‐only profit after tax adjusted for amortization of intangible assets divided by average shareholders’ equity less goodwill and intangible assets and is calculated as a mean of last five years.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Giles Rolls (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.

In addition to forward-looking statements, this release includes calculations derived from our internal modeling of individual matters and of our portfolio as a whole. These data are not a forecast of future results. The inherent volatility and unpredictability of legal finance assets precludes forecasting and limits the predictive nature of our internal models. The inherent nature of probabilistic modeling is that actual results will differ from the modeled results, and such differences could be material. The modelling data included in this release are for informational purposes only.